UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
_______________________
FORM 6-K
_______________________
REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934
Date: March 6, 2026
Commission File Number: 001-37946
_______________________

Algonquin Power & Utilities Corp.
(Translation of registrant’s name into English)
_______________________
354 Davis Road
Oakville, Ontario, L6J 2X1, Canada
(Address of principal executive offices)
_______________________
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F □    Form 40-F ☒
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): □

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): □

Exhibits 99.1 and 99.2 to this Report on Form 6-K are hereby incorporated by reference into Algonquin Power & Utilities Corp.’s Registration Statements on Forms F-3 (File Nos. 333-220059, 333-227246 and 333-263839), Form F-10 (File No. 333-277803) and Forms S-8 (File Nos. 333-177418, 333-213648, 333-213650, 333-218810, 333-232012, 333-238961, and 333-289664).

EXHIBIT INDEX
The following exhibits are filed as part of this Form 6-K:

Exhibit	Description
99.1	Earnings Press Release for the quarter and year ended December 31, 2025
99.2	Q1 2026 Common Share & Preferred Share Dividend Press Release

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALGONQUIN POWER & UTILITIES CORP.
(registrant)

Date: March 6, 2026	By: /s/ Robert Stefani
Name: Robert Stefani
Title: Chief Financial Officer